

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2019

Rick Gean
Chief Financial Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

> **Re: Arrestage International, Inc.**
> **Form 10-K for the year ended December 31, 2018**
> **Filed on April 1, 2019**
> **Form 10-Q for the period ended September 30, 2019**
> **Filed on November 15, 2019**
> **File No. 333-222148**

Dear Mr. Gean:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2019

Item 4. Controls and Procedures, page 15

1.   Please amend the Form 10-Q to definitively conclude whether your disclosure controls and procedures were effective as of September 30, 2019. Please address this comment as it relates to your March 31, 2019 and June 30, 2019 Form 10-Qs. Refer to Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Terence O' Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences